UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year ended December 31, 2010

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number: 001-16751

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

WELLPOINT 401(k) RETIREMENT

SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

WellPoint, Inc.

120 Monument Circle

Indianapolis, IN 46204

REQUIRED INFORMATION

The WellPoint 401 (k) Retirement Savings Plan (the “Plan”) is subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). In lieu of the requirements of Items 1-3 of Form 11-K, the financial statements of the Plan and the supplemental schedule have been prepared in accordance with the financial reporting requirements of ERISA and are presented herein.

WELLPOINT 401(k) RETIREMENT SAVINGS PLAN

Financial Statements and Supplemental Schedule

December 31, 2010 and 2009 and for the

Year Ended December 31, 2010

With Report of Independent Registered Public Accounting Firm

WELLPOINT 401(k) RETIREMENT SAVINGS PLAN

Financial Statements and Supplemental Schedule

December 31, 2010 and 2009 and for the

Year Ended December 31, 2010

Report of Independent Registered Public Accounting Firm

To the Pension Committee of

ATH Holding Company, LLC

We have audited the accompanying statements of net assets available for benefits of the WellPoint 401(k) Retirement Savings Plan (the “Plan”) as of December 31, 2010 and 2009, and the related statement of changes in net assets available for benefits for the year ended December 31, 2010. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2010 and 2009, and the changes in its net assets available for benefits for the year ended December 31, 2010, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2010, is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Indianapolis, Indiana

June 23, 2011

WellPoint 401(k) Retirement Savings Plan

Statements of Net Assets Available for Benefits

	December 31
	2010	2009
Assets
Cash	$—	$1,523,761
Investments at fair value	3,205,669,956	2,877,414,402

Total investments	3,205,669,956	2,878,938,163

Receivables:
Contribution receivable from employer	12,576,490	3,213,855
Contribution receivable from participants	44,042	85,144
Notes receivable from participants	123,500,584	120,736,391
Due to broker for investment transactions, net	—	(35)

Net assets reflecting investments at fair value	3,341,791,072	3,002,973,518

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	—	(10,878)

Net assets available for benefits	$3,341,791,072	$3,002,962,640

See accompanying notes.

WellPoint 401(k) Retirement Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2010

Additions
Investment Income:
Net appreciation in fair value of investments	$253,650,453
Interest and dividends	52,226,078
Interest income on notes receivable from participants	6,610,019
Contributions:
Participants	175,878,320
Rollovers	8,332,613
Employer	126,747,426

Total additions	623,444,909

Deductions
Benefit payments and withdrawals	283,013,497
Transfer of assets to unrelated plan	61,067
Administrative fees	1,541,913

Total deductions	284,616,477

Net increase in net assets available for benefits	338,828,432

Net assets available for benefits at beginning of year	3,002,962,640

Net assets available for benefits at end of year	$3,341,791,072

See accompanying notes.

WellPoint 401(k) Retirement Savings Plan

Notes to Financial Statements

December 31, 2010

1. Description of the Plan

General

The WellPoint 401(k) Retirement Savings Plan (the “Plan”) is a defined-contribution plan, which was established to provide savings opportunities for employees of WellPoint, Inc. (“WellPoint”) and certain of its subsidiaries (the “Participating Employers”). Employees of the Participating Employers are generally eligible to participate upon employment. The Plan Sponsor is ATH Holding Company, LLC, a wholly owned subsidiary of WellPoint, Inc. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Transfer of Assets To Unrelated Plan

On December 1, 2009, WellPoint sold its pharmacy benefits management subsidiaries to Express Scripts, Inc. (“ESI”). Associates transferred to ESI immediately became participants in the Express Scripts, Inc. 401(k) Plan, an unrelated plan sponsored by ESI (the “ESI Plan”). Total assets of $55,162,239 were transferred from the Plan to the ESI Plan on December 1, 2009. Plan Sponsor matching funds of $61,067 were transferred to the ESI Plan during 2010.

Participant Accounts

Individual accounts are maintained by the Plan for each eligible employee (“Participant”). Each Participant’s account is credited with the Participant’s contributions, allocations of the Plan Sponsor’s contributions, and an allocation of Plan earnings or losses, reduced by Participant withdrawals and certain administrative fees. Participant accounts are Participant directed. Forfeited balances of terminated Participants’ nonvested accounts are used to reduce future Plan Sponsor contributions. The benefit to which a Participant is entitled is the benefit that can be provided from the Participant’s account.

WellPoint 401(k) Retirement Savings Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Contributions

Participants may make voluntary pretax contributions of 1% to 60% of eligible compensation annually, as defined in the Plan document, subject to limitations imposed by applicable Internal Revenue Service (“IRS”) regulations. Eligible employees who do not make an election within 30 days of date of hire are automatically enrolled in the Plan for pretax contributions of 4% of eligible compensation. After the Participant has completed one year of service, the Plan Sponsor will match up to 100% of the first 3% of the Participant’s eligible compensation contributed, then 50% of the next 2% of the Participant’s eligible compensation contributed, for a total Plan Sponsor match potential of 4%. Prior to January 1, 2011, the Plan Sponsor matched up to 100% of the first 6% of the Participant’s eligible compensation. The Plan Sponsor match is contributed as a pretax contribution.

Participants who attain age 50 by the end of the plan year may elect to contribute additional amounts to their account as permitted by the Economic Growth and Tax Relief Reconciliation Act of 2001 and as provided by the Plan. A “catch-up contribution” enables Participants to contribute additional funds beyond the regular IRS limits as they near retirement. Catch-up contributions are not eligible for matching contributions.

Participants direct their elective contributions into various investment options offered by the Plan, including the WellPoint Stock Fund and a brokerage option account. Generally, Participants are permitted to change investment options daily. Plan Sponsor contributions are allocated in the same manner as that of the Participant’s elective contributions.

Vesting

Active Participants are immediately 100% vested in employee and employer contributions and any earnings thereon. Participants in former plans of acquired companies who were not active employees at the date the plans were merged into the Plan may be subject to separate vesting schedules on former plan employer contributions.

WellPoint 401(k) Retirement Savings Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Benefit Payments and Withdrawals

An active Participant in the Plan may make a complete or partial in-service hardship withdrawal of the amounts held in the Participant’s account attributable to the Participant’s pretax contributions, rollovers, pre-2006 employer match, and income allocated to the pretax contribution account. The in-service hardship withdrawal must be necessary in light of an immediate and heavy financial need of the Participant due to one of six causes specified by the Plan, and the Participant shall have obtained all other withdrawals and nontaxable loans provided by the Plan.

Participant contributions to the Participant’s pretax account are suspended for the six months following a hardship withdrawal from a Participant’s pretax account. A Participant may make a withdrawal of voluntary after-tax contributions at any time. Additionally, after attaining age 59 1/2, a Participant may withdraw Participant and Plan Sponsor contributions for any reason.

Upon termination of employment, the Participant is entitled to receive the fully vested current value of his or her account. If the current value of the vested account is less than $1,000, the account is paid in a lump-sum payment. If the vested account value is more than $1,000 but less than $5,000, the account will be rolled over into an IRA unless the Participant elects otherwise. If the vested account value is more than $5,000, the account will remain in the Plan unless the Participant elects otherwise. The Participant may elect to have the entire portion, if any, of the account held in the WellPoint Stock Fund paid in whole shares of WellPoint common stock, with fractional shares and any uninvested funds paid in cash. Participant accounts must be distributed by the year following the later of retirement or attainment of age 70 1/2. Upon death, payments are made to the Participant’s beneficiary in the form of a lump-sum payment or in installments.

Participant Loans

Participants may request a loan not in excess of the lesser of: (1) 50% of the vested account balance, or (2) $50,000, less the highest outstanding loan balance during the preceding year. Repayment of loans shall not exceed five years, except for loans used to acquire the Participant’s principal residence. Each loan bears interest equal to the prime lending rate plus 1% as listed by Reuters on the last business day of the month prior to the month the loan is requested and is set on the day the loan is approved. Repayments are made by payroll deduction. Participants may have no more than three loans outstanding at any one time.

WellPoint 401(k) Retirement Savings Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Forfeitures

Forfeitures of terminated nonvested account balances totaling $131,929 and $115,946 remained in the Plan as of December 31, 2010 and 2009, respectively. Forfeitures of $287,329 were used to reduce Plan Sponsor contributions during 2010.

Plan Termination

Although it has not expressed any intent to do so, the Plan Sponsor has the right to terminate the Plan subject to the terms of ERISA. In the event the Plan is terminated, each Participant’s account shall be nonforfeitable with respect to both the Participant’s and the Plan Sponsor’s contributions, and the net assets are to be set aside for the payment of withdrawals to the Participants. The Plan Sponsor has the right to amend the Plan or to suspend matching contributions to the Plan at any time, either permanently or temporarily, for any length of time.

Administration of the Plan

Vanguard Fiduciary Trust Company (“Vanguard”) serves as the Plan’s trustee to administer the Plan’s assets. The Vanguard Group, Inc. serves as the Plan’s recordkeeper and provides investment services.

The Plan Sponsor may bear certain costs associated with administering the Plan. These costs are not included in the accompanying financial statements and constitute exempt party-in-interest transactions.

More detailed information concerning the Plan may be found by consulting the summary plan description, which is available from the Plan Sponsor.

2. Significant Accounting Policies

Basis of Presentation

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting and are in conformity with U.S. generally accepted accounting principles (“GAAP”). Accordingly, contributions to the Plan and interest and dividend income are recognized as earned, and realized gains and losses and net unrealized appreciation (depreciation) of fair value of investments are recognized as they occur. Plan benefit payments and withdrawals are recognized when paid.

WellPoint 401(k) Retirement Savings Plan

Notes to Financial Statements (continued)

2. Significant Accounting Policies (continued)

New Accounting Pronouncements

In January 2010, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update 2010-06, Improving Disclosures about Fair Value Measurements (“ASU 2010-06”), which amends Accounting Standards Codification 820, Fair Value Measurements and Disclosures (“ASC 820”) to clarify certain existing fair value disclosures and to require a number of additional disclosures. The amended guidance clarified that disclosures should be presented separately for each “class” of assets and liabilities measured at fair value and provided guidance on how to determine the appropriate classes of assets and liabilities to be presented. The new guidance also clarified the requirement for entities to disclose information about both the valuation techniques and inputs used in estimating Level II and Level III fair value measurements. In addition, the new guidance introduced new requirements to disclose the amounts (on a gross basis) and reasons for any significant transfers between Levels I, II and III of the fair value hierarchy and to present information regarding the purchases, sales, issuances and settlements of Level III assets and liabilities on a gross basis. With the exception of the requirement to present changes in Level III measurements on a gross basis, which is delayed until 2011, the amended guidance became effective for reporting periods beginning after December 15, 2009. The Plan adopted the amended guidance effective December 31, 2009. The adoption did not have a material effect on the Plan’s net assets available for benefits or its changes in net assets available for benefits.

In September 2010, the FASB issued Accounting Standards Update 2010-25, Reporting Loans to Participants by Defined Contribution Pension Plans (“ASU 2010-25”). ASU 2010-25 requires participant loans to be measured at their unpaid principal balance plus any accrued but unpaid interest and classified as notes receivable from participants. Previously, loans were measured at fair value and classified as investments. ASU 2010-25 is effective for fiscal years ending after December 15, 2010 and is required to be applied retrospectively. Adoption of ASU 2010-25 did not change the value of participant loans from the amount previously reported as of December 31, 2009. Participant loans have been reclassified to notes receivable from participants as of December 31, 2009.

Use of Estimates

The preparation of financial statements in accordance with GAAP requires the use of estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results may differ from those estimates.

WellPoint 401(k) Retirement Savings Plan

Notes to Financial Statements (continued)

2. Significant Accounting Policies (continued)

Investment Valuation and Income Recognition

Investments of the Plan are recorded at fair value. See Note 4 for further discussion of fair value measurements.

The Wells Fargo Stable Return Fund is a collective trust which invests in fully benefit-responsive investment contracts. This fund is recorded at fair value (see Note 4); however, since these contracts are fully benefit-responsive, an adjustment is reflected in the statements of net assets available for benefits to present these investments at contract value. Contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount Participants would receive if they were to initiate permitted transactions under the terms of the Plan. The contract value represents contributions plus earnings, less Participant withdrawals and administrative expenses.

Purchases and sales of securities are recorded on a trade-date basis and interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

Notes Receivable from Participants

Notes receivable from Participants represent Participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from Participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2010 or 2009. If a Participant ceases to make loan repayments and the plan administrator deems the Participant loan to be a distribution, the Participant loan balance is reduced and a benefit payment is recorded.

WellPoint 401(k) Retirement Savings Plan

Notes to Financial Statements (continued)

3. Investments

Investments that represent 5% or more of the Plan’s net assets available for benefits as of December 31 were as follows:

	2010	2009
The Vanguard Group mutual funds:
Prime Money Market Fund	$470,254,510	$455,850,507
Institutional Index Fund	462,061,081	404,297,753
Total Bond Market Index Fund	329,512,804	298,522,838
Total International Stock Index Fund	278,962,477	252,529,848
Wellington Fund	241,561,772	220,477,684
PRIMECAP Fund	213,892,637	198,613,640
Extended Market Index Fund	186,856,749	*
WellPoint Stock Fund	184,228,378	208,346,394

*	Does not represent 5% or more of the Plan’s net assets available for benefits for this period.

During the year ended December 31, 2010, the Plan’s investments, including investments bought, sold, and held during the year, appreciated (depreciated) as follows:

Mutual funds	$258,184,801
WellPoint Stock Fund	(4,534,348)

Net appreciation of investments	$253,650,453

The assets of the Custom Blended Fund (the “Fund”) consist of a group annuity contract with Principal Life Insurance Company and cash equivalents held in the Vanguard Group Prime Money Market Fund (the “Prime MM Fund”). The effective annual interest rate for the annuity is 3.48%, net of expenses. The annuity is paid to the Plan in annual installments through December 31, 2010, with proceeds reinvested in the Prime MM Fund. The annuity contract does not allow payments to the Plan at times other than its annual installments. Participant withdrawals and transfers from the Fund are not restricted and are paid from the Prime MM Fund assets held by the Fund.

WellPoint 401(k) Retirement Savings Plan

Notes to Financial Statements (continued)

4. Fair Value of Investments

ASC 820, Fair Value Measurements and Disclosures, defines fair value, establishes a framework for measuring fair value in accordance with GAAP, and requires certain disclosures about fair value measurements.

Investments recorded at fair value in the statements of net assets available for benefits are categorized based on the level of judgment associated with the inputs used to measure their fair value. Level inputs, as defined by ASC 820, are as follows:

Level Input:	Input Definition:

Level I	Inputs are unadjusted, quoted prices for identical assets or liabilities in active markets at the measurement date.

Level II	Inputs other than quoted prices included in Level I that are observable for the asset or liability through corroboration with market data at the measurement date.

Level III	Unobservable inputs that reflect management’s best estimate of what market participants would use in pricing the asset or liability at the measurement date.

Transfers between levels, if any, are recorded as of the date the transfer occurred.

The asset’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used maximize the use of observable inputs and minimize the use of unobservable inputs.

The following methods and assumptions were used to determine the fair value of investments recorded at fair value in the statements of net assets available for benefits.

Mutual funds: Valued at quoted market prices, which represent net asset value (“NAV”) of shares held by the Plan at year end.

WellPoint 401(k) Retirement Savings Plan

Notes to Financial Statements (continued)

4. Fair Value of Investments (continued)

Equity securities: Valued at the quoted market price reported on the active market on which the individual securities are traded on the last business day of the plan year.

The WellPoint Stock Fund is a unitized fund that invests in WellPoint, Inc. common stock. A small portion of the fund may also be invested in short-term reserves to accommodate daily transactions. WellPoint common stock is valued at the closing price on the New York Stock Exchange on the last business day of the year.

Collective trust fund: Valued at the net unit value, as reported in the audited financial statements of the fund, of units held by the Plan.

The collective trust fund, which consisted of the Plan’s investment in the Wells Fargo Stable Return Fund, is designed to deliver safety and stability by preserving principal and accumulating earnings. This fund is primarily invested in guaranteed investment contracts and synthetic investment contracts. Participant-directed withdrawals from the fund are not restricted; however, the Plan may be required to provide a one year redemption notice to withdraw assets from the fund. Participants in the Plan requesting fund-to-fund transfers must direct transfers to a non-competing fund for 90 days before transferring investments to a competing fund offered by the Plan. The fair value of this fund has been estimated based on the fair value of the underlying investment contracts in the fund as reported in the audited financial statements of the fund. The fair value differs from the contract value. As previously discussed in Note 2, contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.

Investments in the Wells Fargo Stable Return Fund were transferred to Vanguard from the prior custodian in January 2010; thus, all funds have now been moved to the current trustee.

Group annuity contract: Valued at fair value by discounting the related cash flows based on the guaranteed yield to maturity of the contract.

As of December 31, 2010, all funds invested in the group annuity contract were transferred to Vanguard; thus, all funds have now been moved to the Prime MM Fund, a mutual fund.

Life insurance contracts: Valued at the cash surrender value of the policies as reported by the insurer.

WellPoint 401(k) Retirement Savings Plan

Notes to Financial Statements (continued)

4. Fair Value of Investments (continued)

A summary of fair value measurements by level for investments measured at fair value on a recurring basis is as follows:

	Level I	Level II	Level III	Total
December 31, 2010

Mutual funds:
Money market	$472,483,500	$—	$—	$472,483,500
Domestic equities	1,489,281,557	—	—	1,489,281,557
International equities	282,393,643	—	—	282,393,643
Fixed income	336,446,024	—	—	336,446,024
Life cycle	440,709,830	—	—	440,709,830
Equity securities	48,021	—	—	48,021
WellPoint Stock Fund	—	184,228,378	—	184,228,378
Life insurance contracts	—	—	79,003	79,003

Total	$3,021,362,575	$184,228,378	$79,003	$3,205,669,956

	Level I	Level II	Level III	Total
December 31, 2009

Mutual funds:
Money market	$473,542,334	$—	$—	$473,542,334
Domestic equities	1,299,013,157	—	—	1,299,013,157
International equities	258,208,972	—	—	258,208,972
Fixed income	300,395,034	—	—	300,395,034
Life cycle	320,107,927	—	—	320,107,927
Equity securities	42,292	—	—	42,292
WellPoint Stock Fund	—	208,346,394	—	208,346,394
Collective trust	—	5,460,519	—	5,460,519
Group annuity contract	—	—	12,211,821	12,211,821
Life insurance contracts	—	—	85,952	85,952

Total	$2,651,309,716	$213,806,913	$12,297,773	$2,877,414,402

WellPoint 401(k) Retirement Savings Plan

Notes to Financial Statements (continued)

4. Fair Value of Investments (continued)

A reconciliation of the beginning and ending balances of assets measured at fair value on a recurring basis using Level III inputs for the years ended December 31, 2010 and 2009 is as follows:

	Group Annuity Contract	Life Insurance Contracts
Year ended December 31, 2010:
Beginning balance at January 1, 2010	$12,211,821	$85,952
Interest income	423,787	—
Distributions	—	(6,949)
Dispositions	(12,635,608)	—

Ending balance at December 31, 2010	$—	$79,003

Year ended December 31, 2009:
Beginning balance at January 1, 2009	$23,602,283	$91,609
Interest income	820,215	—
Distributions	—	(5,657)
Dispositions	(12,210,677)	—

Ending balance at December 31, 2009	$12,211,821	$85,952

There were no transfers between Levels I and II during 2010 and 2009. The group annuity contract annual installments received December 31, 2010 and 2009 were invested in the Prime MM Fund and are shown as dispositions.

5. Reconciliation of the Financial Statements to the Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2010 and 2009 to the Form 5500:

	2010	2009

Net assets available for benefits per the financial statements	$3,341,791,072	$3,002,962,640
Add: Adjustment from contract value to fair value for fully benefit-responsive contracts	—	10,878

Net assets available for benefits per the Form 5500	$3,341,791,072	$3,002,973,518

WellPoint 401(k) Retirement Savings Plan

Notes to Financial Statements (continued)

5. Reconciliation of the Financial Statements to the Form 5500 (continued)

The following is a reconciliation of total additions per the financial statements to total income per the Form 5500 for the year ended December 31, 2010:

Total additions per the financial statements	$623,444,909
Less: Adjustment from contract value to fair value for fully benefit-responsive contracts at December 31, 2009	(10,878)

Total income per the Form 5500	$623,434,031

6. Related-Party Transactions

As of December 31, 2010, the Plan owned approximately 3,193,983 shares of WellPoint common stock with a fair value of $181,609,873. During 2010, the Plan had net sales of WellPoint common stock totaling $19,797,716.

7. Income Tax Status

The Plan has received a determination letter from the IRS dated March 12, 2009, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation under Section 501(a) of the Code. Subsequent to the issuance of the favorable determination letter, the Plan has been amended and restated. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Sponsor has indicated it will take any necessary steps to bring the Plan’s operations into compliance with the Code.

GAAP requires plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2010, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions.

WellPoint 401(k) Retirement Savings Plan

Schedule H, Line 4i—Schedule of Assets (Held at End of Year)

December 31, 2010

EIN: 11-3713086

Plan Number: 003

(a)	(b)	(c)	(e)
	Identity of issuer, borrower, lessor, or similar party	Description of investment including maturity date, interest rate, collateral and par or maturity value	Current Value
Shares of registered investment companies

*	Dimensional Fund Advisors	US Vector Portfolio	$107,090,726

*	Touchstone Sands Capital	Select Growth Fund Class Y	65,999,500

*	The Vanguard Group Mutual Funds

		Prime Money Market Fund	470,254,510
		Institutional Index Fund	462,061,081
		Total Bond Market Index Fund Investor Shares	329,512,804
		Total International Stock Index Fund	278,962,477
		Wellington Fund Investor Shares	241,561,772
		PRIMECAP Fund Investor Shares	213,892,637
		Extended Market Index Fund Investor Shares	186,856,749
		Target Retirement 2025 Fund	158,956,791
		Windsor II Fund Investor Shares	118,828,301
		Target Retirement 2035 Fund	103,310,459
		Target Retirement 2015 Fund	91,925,664
		Explorer Fund Investor Shares	76,044,712
		Target Retirement 2045 Fund	46,280,856
		Target Retirement Income	29,234,545
		Target Retirement 2020 Fund	5,832,085
		Inflation-Protected Securities Fund Investor Shares	3,895,474
		Target Retirement 2010 Fund	1,992,493
		Target Retirement 2050 Fund	1,403,859
		Target Retirement 2030 Fund	935,599
		Target Retirement 2040 Fund	616,992
		Target Retirement 2005 Fund	220,487

			2,995,670,573

WellPoint 401(k) Retirement Savings Plan

Schedule H, Line 4i—Schedule of Assets (Held at End of Year)

December 31, 2010

EIN: 11-3713086

Plan Number: 003

(a)	(b)	(c)	(e)
	Identity of issuer, borrower, lessor, or similar party	Description of investment including maturity date, interest rate, collateral and Par or maturity value	Current value

*	WellPoint Stock Fund		184,228,378

	Brokerage Option Accounts		25,692,002

*	Participant loans	Interest rates range from 4.0% to 10.5%	123,500,584

	American Mayflower Life Insurance Company	Individual life insurance cash surrender values	79,003

			$3,329,170,540

*	Party-in-Interest

Note: As all investments are participant directed, column (d) is not applicable and has been eliminated.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Pension Committee of ATH Holding Company, LLC has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

WELLPOINT 401(k) RETIREMENT SAVINGS PLAN

By:	/s/ Randal L. Brown
Randal L. Brown Chairman of the Pension Committee of ATH Holding Company, LLC

Date: June 23, 2011

EXHIBIT INDEX

Exhibit Number	Description

23	Consent of Independent Registered Public Accounting Firm